Suite 1500 - 625 Howe St. Vancouver, BC Canada, V6C 2T6 604-684-1175 www.panamericansilver.com

Exhibit 99.1

Pan American Silver announces unaudited net earnings of $101.8 million ($0.66 per share) in 2016 and increases the quarterly dividend

All amounts are expressed in US$ unless otherwise indicated. Financial information is based on International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. Results are unaudited.

This news release refers to measures that are not generally accepted accounting principle ("Non-GAAP") financial measures, including cash costs per payable ounce of silver, all-in sustaining costs per silver ounce sold, and adjusted earnings (losses). Please refer to the section titled "Alternative Performance (non-GAAP) Measures" contained in this news release for further information on these measures.

Vancouver, B.C. - February 14, 2017 - Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAAS) (“Pan American”, or the “Company”) today reported unaudited results for the fourth quarter ended December 31, 2016 (“Q4 2016”) and full year 2016.
“We achieved solid performance on all fronts in 2016, generating $215 million in net cash from operating activities and beating our original guidance for both costs and silver production,” said Michael Steinmann, President and Chief Executive Officer of the Company. “We achieved major milestones at our La Colorada and Dolores mine expansions in Mexico. We expect both expansions will be completed by the end of this year, which contributes to an improving outlook for costs and production over the next three years."

Added Mr. Steinmann: "We entered 2017 in a very strong financial position, with cash and short-term investments of $218 million, despite funding the peak year of capital expenditures for our mine expansions and repaying short-term debt. Our strong financial position enables us to continue investing in our mines and suite of assets, while pursuing attractive growth opportunities."

Highlights for the three and twelve-month periods ended December 31, 2016:

•
Silver production in Q4 2016 was 6.31 million ounces compared with 6.79 million ounces in Q4 2015. The decrease primarily reflects anticipated production declines at Alamo Dorado and Manantial Espejo, partially offset by higher silver production at La Colorada and Morococha. For the twelve-month period, silver production totaled 25.42 million ounces in 2016 compared with 26.12 million ounces in the same period of 2015. The decrease in year-over-year production reflects Alamo Dorado and open-pit mining at Manantial Espejo nearing completion, and mine sequencing at Dolores.

•
Gold production was 43.9 thousand ounces in Q4 2016 compared with 48.2 thousand ounces in the same period of 2015. Production decreases at Manantial Espejo and Alamo Dorado more than offset the production increase at Dolores, as anticipated. For the twelve-month period, gold production was 183.9 thousand ounces in 2016 compared with 183.7 thousand ounces in 2015.

•
Consolidated cash costs per payable ounce of silver, net of by-product credits ("Cash Costs") of $6.66 in Q4 2016 declined from $9.09 recorded in Q4 2015. For the year-ended 2016, Cash Costs of $6.29 were down 35% compared with 2015. The reduction in Cash Costs reflects increased by-product credits and lower direct operating costs.

•
Consolidated All-In Sustaining Costs per Silver Ounce Sold (“AISCSOS”) was $10.38 in Q4 2016 compared with $14.76 in Q4 2015. For the twelve-month period, AISCSOS was $10.17, down 32% compared with $14.92 in 2015. The decrease in year-over-year AISCSOS mainly reflects increased by-product credits, lower production costs, positive inventory valuation adjustments at Manantial Espejo and Dolores, and export incentives at Manantial Espejo.

•
Revenue was $190.6 million in Q4 2016 compared with $163.0 million in Q4 2015. Annual revenue was up 15% to $774.8 million in 2016 compared with 2015, largely a result of higher metal prices. Realized silver prices per ounce averaged $17.65 in Q4 2016 and $17.35 for the full year 2016 compared with $14.66 and $15.53 in the 2015 respective periods.

PAN AMERICAN SILVER CORP. 1

•
Net cash generated from operating activities was $45.7 million in Q4 2016, up 95% from Q4 2015. Full year 2016 net cash generated from operating activities of $214.8 million was more than double the $88.7 million recorded in 2015.

•
Net income increased to $22.3 million ($0.14 basic earnings per share) in Q4 2016 compared with a net loss of $137.0 million ($0.88 basic loss per share) in Q4 2015. For the full year, net income was $101.8 million ($0.66 basic earnings per share) in 2016 compared with a net loss of $231.6 million ($1.49 basic loss per share) in 2015. The increase in year-over-year net income reflects higher revenue, lower costs and gains associated with the sale of our interest in Shalipayco to Votorantim Metais - Cajamarquilla S.A. ("Votorantim") and the Maverix Metals Inc. ("Maverix") transaction, partially offset by higher income taxes. Net income in Q4 2015 and full year 2015 were also impacted by impairment charges of $121.5 million and $150.3 million, respectively.

•
Adjusted earnings were $27.5 million ($0.18 basic adjusted earnings per share) in Q4 2016 compared with an adjusted net loss of $12.7 million ($0.08 basic adjusted loss per share) in Q4 2015. Full year 2016 adjusted earnings were $95.2 million ($0.63 basic adjusted earnings per share) compared with an adjusted net loss of $41.3 million ($0.27 basic adjusted loss per share) in 2015. The most significant adjustments to earnings were the removal of the gains associated with the Votorantim and Maverix transactions in 2016 and removal of the impairment charges recorded in 2015.

•
Liquidity position. At December 31, 2016, cash and cash equivalents and short-term investment balances were $217.6 million and the working capital position was $428.6 million. Total debt outstanding was $43.3 million after repayment of $5.9 million in short-term debt in Q4 2016.

•	Capital expenditures totaled $198.4 million in 2016, with $119.0 million directed to expansion projects at the Dolores and La Colorada mines, and the remaining $79.4 million to sustaining capital.

•
A quarterly cash dividend of $0.025 per common share, approximately $3.8 million in aggregate cash dividends, has been approved by the Board of Directors. This is an increase from the quarterly dividend paid in 2016 of $0.0125 per common share. The dividend will be payable on or about Friday, March 10, 2017, to holders of record of Pan American’s common shares as of the close on Monday, February 27, 2017. Pan American's dividends are designated as eligible dividends for the purposes of the Income Tax Act (Canada). As is standard practice, the amounts and specific distribution dates of any future dividends will be evaluated and determined by the Board of Directors on an ongoing basis.

•
Maverix transaction. During Q4 2016, Pan American exercised share purchase warrants in Maverix at a cost of approximately $5.5 million, and received replacement warrants in connection with Maverix acquiring additional royalties from Gold Fields Netherlands Services BV. As at December 31, 2016, Pan American's ownership was approximately 39.8% of the total number of the issued and outstanding common shares of Maverix on a non-diluted basis (approximately 42.8% on a fully-diluted basis). The transaction resulted in recording a dilution gain of $8.5 million in Q4 2016, net of a share of loss from associate.

PAN AMERICAN SILVER CORP. 2

Consolidated Financial Results

	Three months ended December 31,		Twelve months ended December 31,
(Unaudited in thousands of U.S. Dollars, except as noted)	2016	2015	2016	2015
Revenue	190,596	162,960	774,775	674,688
Mine operating earnings (loss)	48,956	(7,771)	198,879	(32,089)
Net earnings (loss) for the period	22,284	(136,958)	101,825	(231,556)
Adjusted earnings (loss) for the period(1)	27,537	(12,685)	95,172	(41,261)
Net cash generated from operating activities	45,668	23,401	214,804	88,692
All-in sustaining cost per silver ounce sold(1)	10.38	14.76	10.17	14.92
Net earnings (loss) per share attributable to common shareholders (basic)	0.14	(0.88)	0.66	(1.49)
Adjusted earnings (loss) per share attributable to common shareholders (basic)(1)(2)	0.18	(0.08)	0.63	(0.27)
(1) Adjusted earnings (loss) and all-in sustaining costs per silver ounce sold are non-GAAP measures.  Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.
(2) The Company has begun including the impact of unrealized FX  changes on deferred income tax balances as a new adjusting item. For comparative purposes, 2015 adjusted earnings have been recalculated in the table above. The effect of this new adjusting item on 2015 annual and Q4 adjusted earnings was an increase of $0.11 per share and $0.07 per share, respectively, from those originally reported.

PAN AMERICAN SILVER CORP. 3

Consolidated Operational Results

	Three months ended December 31, 2016			Three months ended December 31, 2015
	Production		Cash Costs(1) $	Production		Cash Costs(1) $
	Ag (Moz)	Au (koz)		Ag (Moz)	Au (koz)
La Colorada	1.67	0.86	4.38	1.42	0.65	7.28
Dolores	0.90	28.83	(5.93)	0.95	18.21	11.64
Alamo Dorado	0.40	1.41	22.80	0.82	7.89	5.49
Huaron	0.94	0.20	4.54	0.99	0.24	11.35
Morococha	0.58	0.43	5.52	0.52	0.78	12.99
San Vicente	1.05	n/a	11.22	1.08	n/a	11.12
Manantial Espejo	0.78	12.21	14.61	1.01	20.46	6.48
TOTAL	6.31	43.94	6.66	6.79	48.22	9.09

	Twelve months ended December 31, 2016			Twelve months ended December 31, 2015
	Production		Cash Costs(1) $	Production		Cash Costs(1) $
	Ag (Moz)	Au (koz)		Ag (Moz)	Au (koz)
La Colorada	5.80	2.93	6.15	5.33	2.63	7.41
Dolores	3.84	102.76	(1.08)	4.25	79.14	9.28
Alamo Dorado	1.86	8.38	16.02	2.97	20.34	11.41
Huaron	3.81	0.81	5.79	3.71	1.05	10.91
Morococha	2.54	2.14	4.21	2.17	3.22	13.03
San Vicente	4.43	n/a	11.95	4.12	n/a	11.57
Manantial Espejo	3.14	66.89	4.28	3.58	77.32	7.33
TOTAL	25.42	183.92	6.29	26.12	183.70	9.70
Totals may not add up due to rounding.

(1)	Cash costs are a non-GAAP measure. Please refer to the section titled "Alternative Performance (non-GAAP) Measures" contained in this news release for further information on these measures.

By-Product Results

Production	Three months ended December 31,		Twelve months ended December 31,
	2016	2015	2016	2015
Gold - ounces '000s ("koz")	43.9	48.2	183.9	183.7
Zinc - tonnes '000s ("kt")	13.2	11.5	51.9	40.6
Lead - kt	5.5	4.1	20.2	14.6
Copper - kt	3.1	4.0	14.4	15.0

Average Market Metal Prices	Three months ended December 31,		Twelve months ended December 31,
	2016	2015	2016	2015
Gold $/ounce	1,222	1,106	1,251	1,160
Zinc $/tonne	2,517	1,613	2,095	1,928
Lead $/tonne	2,149	1,681	1,872	1,784
Copper $/tonne	5,277	4,892	4,860	5,495

PAN AMERICAN SILVER CORP. 4

Mexico mine expansions on track for completion in 2017

Pan American achieved significant progress in the expansion of its La Colorada and Dolores mines in Mexico during 2016. At the La Colorada mine, the new mine shaft and sulphide ore processing plant both began operating on schedule in Q3 2016. The new 115kV power line to La Colorada is targeted for completion in Q2 2017, and additional development headings in the underground mine are advancing to enable increased ore mining rates up to the designed 1,800 tonnes per day by the end of 2017. The La Colorada expansion project is expected to increase annual silver production to approximately 7.7 million ounces in 2018, while also resulting in significant increases in zinc and lead production.

At Dolores, construction of the pulp agglomeration plant is approximately 65% complete and development of the new underground mine is advancing towards delivering first ore by the end of 2017. The Dolores expansion is expected to increase silver production by 40% and gold by 52% during the first 5 years of operation through a combination of greater throughput and higher recoveries, with associated operational efficiencies helping to reduce cash costs.

2017 Guidance and Three-year Outlook

There have been no revisions to the outlook Pan American provided for the years 2017 to 2019 (the "Three-year Outlook") in its press release dated January 12, 2017. The following table provides Pan American's Three-year Outlook:

	2017 Guidance	2018 Outlook	2019 Outlook
Silver production (million ounces)	24.5 - 26.0	26.0 - 28.0	26.5 - 29.5
Gold production (thousand ounces)	155 - 165	170 - 185	175 - 200
Zinc production (thousand tonnes)	56.5 - 58.5	59.0 - 63.0	55.0 - 65.0
Lead production (thousand tonnes)	19.0 - 20.0	23.0 - 26.0	23.0 - 27.0
Copper production (thousand tonnes)	8.75 - 9.25	6.00 - 8.00	4.00 - 4.20
Cash Costs(1)($/ounce)	6.45 - 7.45	5.60 - 7.10	5.20 - 6.80
Sustaining capital ($ millions)	82 - 88	75 - 85	75 - 90
Project capital ($ millions)(2)	58 - 62	—	—
AISCSOS(1) ($/ounce)	11.50 - 12.90	10.00 - 12.20	9.30 - 11.60
(1) Cash Costs and AISCSOS are non-GAAP measures. Please refer to the section titled “Alternative Performance (non-GAAP) Measures” at the end of this news release for further information on these measures.
(2) Project capital relates to the current mine expansions at La Colorada and Dolores; 2017 is expected to be the final year of project capital related to these expansions.

The following table provides the price and foreign exchange rate assumptions used to forecast total Cash Costs and AISCSOS in the Three-year Outlook:

2017, 2018 and 2019
Metal prices
Silver ($/ounce)	17.00
Gold ($/ounce)	1,200
Zinc ($/tonne)	2,500
Lead ($/tonne)	2,100
Copper ($/tonne)	5,400
Average annual exchange rates relative to 1 USD
Mexican peso	20.00
Peruvian sol	3.30
Argentine peso	17.05
Bolivian boliviano	7.00

PAN AMERICAN SILVER CORP. 5

Technical information contained in this news release with respect to Pan American has been reviewed and approved by Martin Wafforn, P.Eng., Senior Vice President, Technical Services & Process Optimization, who is the Company's Qualified Person for the purposes of National Instrument 43-101. For additional information about the Company's material mineral properties, please refer to the Company's Annual Information Form dated March 24, 2016, filed at www.sedar.com. For further technical information relating to the La Colorada and Dolores expansion projects, please refer to the National Instrument 43-101 technical reports entitled “Technical Report - Preliminary Economic Analysis for the Expansion of the La Colorada Mine, Zacatecas, Mexico,” with an effective date of December 31, 2013, and “Technical Report for the Dolores Property, Chihuahua, Mexico - Preliminary Economic Assessment of a Pulp Agglomeration Treatment and Underground Option”, with an effective date of May 31, 2014, both of which are filed on SEDAR at www.sedar.com. The results of preliminary economic assessments are preliminary in nature, in that they include inferred mineral resources that are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the assessment will be realized. Mineral resources that are not mineral reserves have no demonstrated economic viability.

Conference Call on Wednesday, February 15
Pan American will host a conference call to discuss the unaudited results for the fourth quarter and year-ended December 31, 2016 on Wednesday, February 15 at 1:00 pm ET (10:00 am PT). To participate, please dial toll-free in Canada and the U.S. at 1-800-319-4610 and International at 604-638-5340.
A live audio webcast will be available on the Company’s website at www.panamericansilver.com. A replay of the webcast will also be available shortly after the call on the website.

About Pan American Silver
Pan American Silver Corp. is one of the largest primary silver producers in the world. We own and operate seven mines located in Mexico, Peru, Argentina and Bolivia. Pan American also owns several development projects in the USA, Mexico, Peru and Argentina. Our vision is to be the world’s pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development. The Company is headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the ticker "PAAS".
For more information, visit: www.panamericansilver.com.

For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

Alternative Performance (Non-GAAP) Measures

In this press release we refer to measures that are not generally accepted accounting principle ("non-GAAP") financial measures. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning as prescribed by IFRS as an indicator of performance, and may differ from methods used by other companies with similar descriptions. These non-GAAP financial measures include:

•
Cash costs per payable ounce of silver, net of by-product credits ("cash costs"). Cash costs does not have a standardized meaning prescribed by IFRS as an indicator of performance. The Company's method of calculating cash costs may differ from the methods used by other entities and, accordingly, the Company's cash costs may not be comparable to similarly titled measures used by other entities. Investors are cautioned that cash costs should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance.

•
Adjusted earnings (loss), and adjusted earnings (loss) per share. The Company believes that these measures better reflect normalized earnings as they eliminate items that may be volatile from period to period relating to positions that will settle in future periods, and items that are non-recurring.

PAN AMERICAN SILVER CORP. 6

•
All-in sustaining costs per silver ounce sold ("AISCSOS"). The Company has adopted AISCSOS as a measure of its consolidated operating performance and its ability to generate cash from all operations collectively, and the Company believes it is a more comprehensive measure of the cost of operating our consolidated business than traditional cash costs per payable ounce, as it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company's consolidated earnings and cash flow.

Readers should refer to the "Alternative Performance (non-GAAP) Measures" section following the Consolidated Statements of Cash Flows in this press release for a more detailed discussion of these and other non-GAAP measures and their calculation.

Cautionary Note Regarding Forward-Looking Statements and Information

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: future financial or operational performance, including our estimated production of silver, gold and other metals in 2017 and beyond, and our estimated Cash Costs and AISCSOS in 2017 and beyond; the ability of the Company to successfully complete any capital investment programs and projects, including whether on time, or on or below budget, and the impacts of any such programs and projects on the Company, including with respect to production and associated operational efficiencies; the realization of benefits from any transactions and the financial and operational impacts of any such transactions on the Company; and the approval or the amount of any future cash dividends.

These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: tonnage of ore to be mined and processed; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our mineral reserve and recourse estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the Canadian Dollar, Peruvian Sol, Mexican Peso, Argentine Peso and Bolivian Boliviano versus the U.S. Dollar); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; legal restrictions relating to mining, including in Chubut, Argentina; risks relating to expropriation; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption "Risks Related to Pan American's Business" in the Company's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors

PAN AMERICAN SILVER CORP. 7

that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near and longer term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

PAN AMERICAN SILVER CORP. 8

Pan American Silver Corp.
Consolidated Statements of Financial Position
As at December 31, 2016 and 2015
(Unaudited in thousands of U.S. dollars)

	December 31, 2016	December 31, 2015
Assets
Current assets
Cash and cash equivalents	$180,881	$133,963
Short-term investments	36,729	92,678
Trade and other receivables	130,117	87,041
Income taxes receivable	17,460	27,373
Inventories	237,329	204,361
Prepaid expenses and other current assets	10,337	6,748
	612,853	552,164
Non-current assets
Mineral properties, plant and equipment	1,222,727	1,145,221
Long-term refundable tax	7,664	8,994
Deferred tax assets	1,727	3,730
Investment in associates	49,734	1,450
Other assets	379	421
Goodwill	3,057	3,057
Total Assets	$1,898,141	$1,715,037

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$143,502	$112,829
Loans payable	—	19,578
Derivative financial instruments	2,815	2,835
Provisions	8,499	8,979
Current portion of finance lease	3,559	2,238
Income tax payable	25,911	13,481
	184,286	159,940
Non-current liabilities
Provisions	51,444	45,892
Deferred tax liabilities	170,863	142,127
Long-term portion of finance lease	3,542	1,759
Long-term debt	36,200	36,200
Deferred revenue	11,561	—
Other long-term liabilities	27,408	30,503
Share purchase warrants	13,833	—
Total Liabilities	499,137	416,421

Equity
Capital and reserves
Issued capital	2,303,978	2,298,390
Share option reserve	22,946	22,829
Investment revaluation reserve	434	(458)
Deficit	(931,060)	(1,023,539)
Total Equity attributable to equity holders of the Company	1,396,298	1,297,222
Non-controlling interests	2,706	1,394
Total Equity	1,399,004	1,298,616
Total Liabilities and Equity	$1,898,141	$1,715,037

PAN AMERICAN SILVER CORP. 9

Pan American Silver Corp.
Consolidated Income Statements
(Unaudited in thousands of U.S. dollars, except for earnings per share)

	Three months ended December 31,		Twelve months ended December 31,
	2016	2015	2016	2015
Revenue	$190,596	$162,960	$774,775	$674,688
Cost of sales
Production costs	(110,466)	(127,873)	(428,333)	(532,031)
Depreciation and amortization	(23,032)	(36,917)	(115,955)	(150,845)
Royalties	(8,142)	(5,941)	(31,608)	(23,901)
	(141,640)	(170,731)	(575,896)	(706,777)
Mine operating earnings (loss)	48,956	(7,771)	198,879	(32,089)

General and administrative	(5,592)	(5,890)	(23,663)	(18,027)
Exploration and project development	(3,068)	(2,320)	(11,334)	(11,940)
Foreign exchange losses	(4,441)	(3,971)	(9,054)	(13,004)
Impairment charge	—	(121,512)	—	(150,268)
Losses on commodity, diesel fuel swaps, and foreign currency contracts	(1,710)	(1,999)	(4,944)	(324)
Gain on sale of mineral properties, plant and equipment	157	38	25,100	372
Share of loss from associate and dilution gain	8,484	—	7,946	—
Other income (expense)	2,716	(442)	1,542	(4,762)
Earnings (loss) from operations	45,502	(143,867)	184,472	(230,042)

Gain on derivatives	—	4	—	278
Investment income	371	1,394	1,350	2,461
Interest and finance expense	(2,730)	(2,529)	(9,551)	(8,452)
Earnings (loss) before income taxes	43,143	(144,998)	176,271	(235,755)
Income taxes (expense) recovery	(20,859)	8,040	(74,446)	4,199
Net income (loss) for the period	$22,284	$(136,958)	$101,825	$(231,556)

Attributable to:
Equity holders of the Company	$21,777	$(132,909)	$100,085	$(226,650)
Non-controlling interests	507	(4,049)	1,740	(4,906)
	$22,284	$(136,958)	$101,825	$(231,556)
Earnings (loss) per share attributable to common shareholders
Basic earnings (loss) per share	$0.14	$(0.88)	$0.66	$(1.49)
Diluted earnings (loss) per share	$0.14	$(0.88)	$0.66	$(1.49)
Weighted average shares outstanding (in 000’s) Basic	152,263	151,715	152,118	151,664
Weighted average shares outstanding (in 000’s) Diluted	152,669	151,715	152,504	151,664

PAN AMERICAN SILVER CORP. 10

Consolidated Statements of Comprehensive Earnings (Loss)
(Unaudited in thousands of U.S. dollars)

	Three months ended December 31,		Twelve months ended December 31,
	2016	2015	2016	2015
Net income (loss) for the period	$22,284	$(136,958)	$101,825	$(231,556)
Items that may be reclassified subsequently to net earnings:
Unrealized net (losses) gains on available for sale securities (net of zero dollars tax in 2016 and 2015)	(2,151)	(256)	912	(1,459)
Reclassification adjustment for net (losses) gains on available for sale securities included in earnings (net of zero dollars tax in 2016 and 2015)	(27)	359	(20)	1,486
Total comprehensive income (loss) for the period	$20,106	$(136,855)	$102,717	$(231,529)

Total comprehensive income (loss) attributable to:
Equity holders of the Company	$19,599	$(132,806)	$100,977	$(226,623)
Non-controlling interests	507	(4,049)	1,740	(4,906)
Total comprehensive income (loss) for the period	$20,106	$(136,855)	$102,717	$(231,529)

PAN AMERICAN SILVER CORP. 11

Pan American Silver Corp.
Consolidated Statements of Cash Flows
(Unaudited in thousands of U.S. dollars)

	Three months ended December 31,		Twelve months ended December 31,
	2016	2015	2016	2015
Cash flow from operating activities
Net earnings (loss) for the period	$22,284	$(136,958)	$101,825	$(231,556)

Current income tax expense	9,841	7,114	44,031	15,854
Deferred income tax expense (recovery)	11,018	(15,154)	30,415	(20,053)
Interest expense	891	1,166	2,115	3,640
Depreciation and amortization	23,032	36,917	115,955	150,845
Impairment charge	—	121,512	—	150,268
Accretion on closure and decommissioning provision	1,090	810	4,363	3,239
Unrealized losses (gains) on foreign exchange	4,139	(1,319)	5,759	860
Share-based compensation expense	586	226	3,826	2,569
Losses on commodity, diesel fuel swaps, and foreign currency contracts	1,710	1,999	4,944	324
Gain on derivatives	—	(4)	—	(278)
Losses from investment in associates and dilution gain	(8,484)	—	(7,946)	—
Gain on sale of mineral properties, plant and equipment	(157)	(38)	(25,100)	(372)
Net realizable value adjustment for inventories	(10,715)	5,028	(42,815)	10,861
Changes in non-cash operating working capital	2,283	6,064	(5,545)	19,840
Operating cash flows before interest and income taxes	57,518	27,363	231,827	106,041

Interest paid	(1,800)	(823)	(2,553)	(4,472)
Interest received	406	102	1,382	1,012
Income taxes paid	(10,456)	(3,241)	(15,852)	(13,889)
Net cash generated from operating activities	$45,668	$23,401	$214,804	$88,692

Cash flow from investing activities
Payments for mineral properties, plant and equipment	$(56,477)	$(53,705)	$(202,661)	$(146,735)
Net (payments) proceeds from sales of short term investments	(3,199)	18,248	56,870	91,296
Proceeds from sale of mineral properties, plant and equipment	738	103	16,319	647
Net (payments) proceeds from commodity, diesel fuel swaps, and foreign currency contracts	(2,145)	990	(4,965)	2,511
Other payments	(5,460)	(666)	(5,460)	(111)
Net cash used in investing activities	$(66,543)	$(35,030)	$(139,897)	$(52,392)

Cash flow from financing activities
Proceeds from issue of equity shares	$96	$—	$2,399	$—
Distributions to non-controlling interests	(107)	(16)	(428)	(545)
Dividends paid	(1,903)	(7,579)	(7,606)	(41,703)
Payment of Convertible Debenture	—	(36,235)	—	(36,235)
Proceeds from credit facility	—	36,200	—	36,200
(Payment of) proceeds from short term loans	(5,172)	(367)	(19,536)	1,978
Payment of equipment leases	(725)	(571)	(3,047)	(7,531)
Net cash used in financing activities	$(7,811)	$(8,568)	$(28,218)	$(47,836)
Effects of exchange rate changes on cash and cash equivalents	2	(1,139)	229	(694)
Net (decrease) increase in cash and cash equivalents	(28,684)	(21,336)	46,918	(12,230)
Cash and cash equivalents at the beginning of the period	209,565	155,299	133,963	146,193
Cash and cash equivalents at the end of the period	$180,881	$133,963	$180,881	$133,963

PAN AMERICAN SILVER CORP. 12

ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES

•	AISCSOS

We believe that AISCSOS reflects a comprehensive measure of the full cost of operating our consolidated business given it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company’s consolidated earnings and cash flow. To facilitate a better understanding of this measure as calculated by the Company, the following table provides the detailed reconciliation of this measure to the applicable cost items, as reported in the consolidated income statements for the respective periods:

All-In Sustaining Cost per Silver Ounce Sold
(Unaudited in thousands of U.S. dollars)

		Three months ended December 31,		Twelve months ended December 31,
(In thousands of USD, except as noted)		2016	2015	2016	2015
Direct operating costs		$120,491	$122,845	$472,801	$521,169
Net realizable value (“NRV”) inventory adjustments		(10,710)	5,028	(42,810)	10,861
Production costs(1)		$109,781	$127,873	$429,991	$532,031
Royalties		8,142	5,941	31,608	23,901
Smelting, refining and other direct selling charges(2)		20,656	24,995	80,319	90,858
Less by-product credits(2)		(109,571)	(92,138)	(424,442)	(377,954)
Cash cost of sales net of by-products (3)		$29,009	$66,671	$117,476	$268,835
Sustaining capital(4)		$24,976	$23,476	$89,394	$73,701
Exploration and project development		3,068	2,320	11,334	11,940
Reclamation cost accretion		1,090	810	4,363	3,239
General & administrative expense		5,592	5,890	23,663	18,027
All-in sustaining costs(3)	A	$63,735	$99,167	$246,230	$375,744
Payable ounces sold (in thousands)	B	6,138.2	6,719.5	24,199.5	25,179.8
All-in sustaining cost per silver ounce sold, net of by-products	A/B	$10.38	$14.76	$10.17	$14.92
All-in sustaining cost per silver ounce sold, net of by-products (excludes NRV) adjustments)		$12.13	$14.01	$11.94	$14.49

(1)
For the purposes of AISCSOS, Alamo Dorado production costs for the three and twelve month periods ended December 31, 2016 have been decreased by $0.6 million and increased by $1.7 million, respectively, to exclude non-cash adjustments to the closure and decommissioning liabilities that are included in production costs as presented in the unaudited consolidated statements of income (loss).

(2)	Included in the revenue line of the unaudited condensed consolidated interim financial statements included in this press release and are reflective of realized metal prices for the applicable periods.

(3)	Totals may not add due to rounding.

(4)	Please refer to the table below.

As part of the AISCSOS measure, sustaining capital is included while expansionary or acquisition capital (referred to by the Company as investment capital) is not. Inclusion of sustaining capital only is a better measure of capital costs associated with current ounces sold as opposed to investment capital, which is expected to increase future production. For the periods under review, the below noted items associated with the La Colorada expansion project, and Dolores’ leach pad and other expansionary expenditures are considered investment capital projects.

PAN AMERICAN SILVER CORP. 13

Sustaining Capital
(Unaudited in thousands of U.S. dollars)

Reconciliation of payments for mineral property, plant and equipment and sustaining capital	Three months ended December 31,		Twelve months ended December 31,
(in thousands of USD)	2016	2015	2016	2015
Payments for mineral properties, plant and equipment(1)	$56,477	$53,705	$202,661	$146,735
Add/(Subtract)
Advances received for leases	2,213	2,571	6,151	3,491
Non-Sustaining capital (Dolores, La Colorada projects, and other)	(33,714)	(32,800)	(119,418)	(76,524)
Sustaining Capital(2)	24,976	$23,476	89,394	$73,702

(1)	As presented on the unaudited condensed consolidated interim financial statements included in this press release.

(2)	Totals may not add due to rounding.

All-In Sustaining Cost per Silver Ounce Sold per mine
(Unaudited in thousands of U.S. dollars)

Three months ended December 31, 2016
(In thousands of USD, except as noted)	La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	PASCORP	Consolidated
Direct operating costs	14,674	28,664	7,266	17,991	15,547	10,016	26,331	—	120,491
NRV inventory adjustments	—	(6,350)	2,224	—	—	—	(6,584)	—	(10,710)
Production costs	14,674	22,314	9,490	17,991	15,547	10,016	19,747	—	109,781
Royalties	135	1,604	33	—	—	5,598	772	—	8,142
Smelting, refining and other direct selling charges	3,712	23	125	7,735	5,643	4,634	(1,215)	—	20,656
Less by-product credits	(12,238)	(32,868)	(1,609)	(21,206)	(18,379)	(5,372)	(17,898)	—	(109,571)
Cash cost of sales net of by-products(1)	6,283	(8,927)	8,039	4,520	2,812	14,876	1,406	—	29,009
Sustaining capital	2,229	10,772	—	4,355	4,892	1,631	1,097	—	24,976
Exploration and project development	31	628	—	576	109	—	—	1,723	3,068
Reclamation cost accretion	72	179	104	126	86	54	433	37	1,090
General & administrative expense	—	—	—	—	—	—	—	5,592	5,592
All-in sustaining costs(1)	8,615	2,652	8,144	9,576	7,899	16,561	2,935	7,352	63,735
Payable ounces sold	1,561,267	895,000	286,303	758,626	525,771	1,332,270	779,002	—	6,138,240

All-in sustaining cost per silver ounce sold, net of by-products	$5.52	$2.96	$28.44	$12.62	$15.02	$12.43	$3.77	$—	$10.38
All-in sustaining cost per silver ounce sold, net of by-products (excludes NRV adjustments)	$5.52	$10.06	$20.68	$12.62	$15.02	$12.43	$12.22	$—	$12.13

(1)	Totals may not add due to rounding.

PAN AMERICAN SILVER CORP. 14

Twelve months ended December 31, 2016
(In thousands of USD, except as noted)	La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	PASCORP	Consolidated
Direct operating costs	50,879	121,162	40,172	67,911	58,868	34,959	98,851	—	472,801
NRV inventory adjustments		(22,434)	1,173				(21,549)	—	(42,810)
Production costs	50,879	98,728	41,345	67,911	58,868	34,959	77,302	—	429,991
Royalties	401	6,224	235	—	—	20,929	3,818	—	31,608
Smelting, refining and other direct selling charges	13,554	107	376	32,443	25,702	15,697	(7,562)	—	80,319
Less by-product credits	(34,737)	(123,811)	(13,156)	(77,754)	(74,754)	(15,774)	(84,456)	—	(424,442)
Cash cost of sales net of by-products(1)	30,098	(18,751)	28,800	22,600	9,817	55,811	(10,898)	—	117,476
Sustaining capital	10,545	48,079	—	11,994	10,945	4,963	2,868	—	89,394
Exploration and project development	186	1,792	—	837	1,053	—	—	7,465	11,334
Reclamation cost accretion	287	714	416	505	345	218	1,731	148	4,363
General & administrative expense	—	—	—	—	—	—	—	23,663	23,663
All-in sustaining costs(1)	41,116	31,834	29,216	35,935	22,159	60,991	(6,299)	31,276	246,229
Payable ounces sold	5,486,434	3,839,000	1,966,899	3,233,249	2,377,241	4,264,089	3,032,604	—	24,199,515

All-in sustaining cost per silver ounce sold, net of by-products	$7.49	$8.29	$14.85	$11.11	$9.32	$14.30	$(2.08)	$—	$10.17
All-in sustaining cost per silver ounce sold, net of by-products (excludes NRV adjustments)	$7.49	$14.14	$14.26	$11.11	$9.32	$14.30	$5.03	$—	$11.94

(1)	Totals may not add due to rounding.

Three months ended December 31, 2015
(In thousands of USD, except as noted)	La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	PASCORP	Consolidated
Direct operating costs	11,454	29,065	14,034	16,999	14,707	11,747	24,837	—	122,845
NRV inventory adjustments	—	3,132	684	—	—	—	1,212	—	5,028
Production costs	11,454	32,198	14,718	16,999	14,707	11,747	26,049	—	127,873
Royalties	73	1,225	97	—	—	3,542	1,004	—	5,941
Smelting, refining and transportation charges	3,009	31	252	7,451	7,711	4,615	1,926	—	24,995
Less by-product credits	(5,415)	(21,110)	(9,369)	(14,752)	(15,587)	(5,031)	(20,874)	—	(92,138)
Cash cost of sales net of by-products (1)	9,121	12,344	5,698	9,698	6,831	14,873	8,105	—	66,671
Sustaining capital	2,965	10,064	—	4,599	2,516	996	2,337	—	23,476
Exploration and project development	172	86	—	53	722	—	—	1,287	2,320
Reclamation cost accretion	59	90	58	150	96	56	274	26	810
General & administrative expense	—	—	—	—	—	—	—	5,890	5,890
All-in sustaining costs(1)	12,317	22,585	5,756	14,500	10,165	15,925	10,716	7,202	99,167
Payable ounces sold	1,262,660	1,048,000	726,214	773,799	483,481	1,447,582	977,754	—	6,719,489

All-in sustaining cost per silver ounce sold, net of by-products	$9.75	$21.55	$7.93	$18.74	$21.02	$11.00	$10.96	$—	$14.76
All-in sustaining cost per silver ounce sold, net of by-products (excludes NRV adjustments)	$9.75	$18.56	$6.98	$18.74	$21.02	$11.00	$9.72	$—	$14.01

(1)	Totals may not add due to rounding.

PAN AMERICAN SILVER CORP. 15

Twelve months ended December 31, 2015
(In thousands of USD, except as noted)	La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	PASCORP	Consolidated
Direct operating costs	48,842	132,343	60,159	66,878	66,096	32,211	114,640	—	521,169
NRV inventory adjustments	—	(11,417)	(522)	—	—	—	22,800	—	10,861
Production costs	48,842	120,926	59,637	66,878	66,096	32,211	137,440	—	532,031
Royalties	385	5,289	344	—	—	14,051	3,832	—	23,901
Smelting, refining and transportation charges	11,877	132	682	26,986	31,424	11,147	8,609	—	90,858
Less by-product credits	(22,585)	(96,066)	(23,446)	(58,027)	(68,480)	(13,047)	(96,302)	—	(377,954)
Cash cost of sales net of by-products (1)	38,519	30,281	37,217	35,837	29,041	44,362	53,579	—	268,836
Sustaining capital	9,869	25,162	—	13,610	7,713	3,286	14,061	—	73,701
Exploration and project development	254	544	—	765	1,202	—	—	9,175	11,940
Reclamation cost accretion	237	362	232	600	384	226	1,096	103	3,239
General & administrative expense	—	—	—	—	—	—	—	18,027	18,027
All-in sustaining costs(1)	48,879	56,348	37,450	50,813	38,339	47,873	68,736	27,305	375,744
Payable ounces sold	5,108,985	4,448,000	2,944,491	3,009,185	1,995,307	4,019,265	3,654,556	—	25,179,788

All-in sustaining cost per silver ounce sold, net of by-products	$9.57	$12.67	$12.72	$16.89	$19.21	$11.91	$18.81	$—	$14.92
All-in sustaining cost per silver ounce sold, net of by-products (excludes NRV adjustments)	$9.57	$15.24	$12.90	$16.89	$19.21	$11.91	$12.57	$—	$14.49

(1)	Totals may not add due to rounding.

•	Cash Costs per Ounce of Silver, net of by-product credits

Pan American produces by-product metals incidentally to our silver mining activities. We have adopted the practice of calculating the net cost of producing an ounce of silver, our primary payable metal, after deducting revenues gained from incidental by-product production, as a performance measure. This performance measurement has been commonly used in the mining industry for many years and was developed as a relatively simple way of comparing the net production costs of the primary metal for a specific period against the prevailing market price of that metal.
Cash costs per ounce metrics, net of by-product credits, were utilized extensively in our internal decision making processes. We believe they are useful to investors as these metrics facilitate comparison, on a mine by mine basis, notwithstanding the unique mix of incidental by-product production at each mine, of our operations’ relative performance on a period by period basis, and against the operations of our peers in the silver industry on a consistent basis. Cash costs per ounce is conceptually understood and widely reported in the silver mining industry. However, cash cost per ounce does not have a standardized meaning prescribed by GAAP and the Company’s method of calculating cash costs may differ from the methods used by other entities.
To facilitate a better understanding of these measures as calculated by the Company, the following table provides the detailed reconciliation of these measures to the production costs, as reported in the unaudited consolidated income statements for the respective periods:

PAN AMERICAN SILVER CORP. 16

Total Cash Costs per ounce of Payable Silver, net of by-product credits		Three months ended December 31,		Twelve months ended December 31,
(in thousands of U.S. dollars except as noted)		2016	2015	2016	2015
Production costs		110,466	$127,873	$428,333	$532,031
Add/(Subtract)
Royalties		8,142	5,941	31,608	23,901
Smelting, refining, and transportation charges		22,204	24,319	91,371	94,804
Worker’s participation and voluntary (payments) recoveries		(876)	62	(3,397)	(147)
Change in inventories		(3,473)	(3,115)	(11,937)	(19,114)
Other		363	882	(5,655)	(6,537)
Non-controlling interests (1)		(811)	(1,072)	(3,358)	(4,331)
Metal inventories recovery (write-down)		10,710	(5,028)	42,810	(10,861)
Cash Operating Costs before by-product credits(2)		146,725	149,860	569,775	609,746
Less gold credit		(52,888)	(52,562)	(227,196)	(208,800)
Less zinc credit		(28,486)	(15,855)	(93,428)	(66,831)
Less lead credit		(11,226)	(6,477)	(35,890)	(24,488)
Less copper credit		(14,667)	(17,030)	(63,404)	(71,635)
Cash Operating Costs net of by-product credits (2)	A	39,457	57,936	149,857	237,992
Payable Silver Production (koz)	B	5,924.8	6,370.8	23,817.9	24,530.8
Cash Costs per ounce net of by-product credits	(A*$1000) /B	$6.66	$9.09	$6.29	$9.70

(1)
Figures presented in the reconciliation table above are on a 100% basis as presented in the unaudited condensed interim consolidated financial statements with an adjustment line item to account for the portion of the Morococha and San Vicente mines owned by non-controlling interests, an expense item not included in operating cash costs. The associated tables below are for the Company’s share of ownership only.

(2)	Figures in this table and in the associated tables below may not add due to rounding.

Three months ended December 31, 2016 (1) (in thousands of USD except as noted)
		La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$19,118	29,875	10,704	$25,766	$19,496	$14,034	26,259	145,251
Less gold credit	b1	$(841)	$(35,183)	$(1,690)	$—	$(165)	$(86)	$(14,905)	$(52,870)
Less zinc credit	b2	(7,801)	—	—	(11,056)	(7,361)	(1,568)	—	(27,787)
Less lead credit	b3	(3,513)	—	—	(6,005)	(1,444)	(136)	—	(11,098)
Less copper credit	b4	—	—	31	(5,122)	(7,849)	(1,095)	—	(14,035)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(12,155)	$(35,183)	$(1,659)	$(22,183)	$(16,819)	$(2,885)	$(14,905)	$(105,790)
Cash Costs net of by-product credits	C=(A+B)	$6,962	$(5,308)	$9,046	$3,583	$2,676	$11,149	$11,354	$39,462

Payable ounces of silver (thousand)	D	1,588	895	397	789	485	994	777	5,925

Cash cost per ounce net of by-products	C/D	$4.38	$(5.93)	$22.80	$4.54	$5.52	$11.22	$14.61	$6.66

(1)	Totals may not add due to rounding.

PAN AMERICAN SILVER CORP. 17

Twelve months ended December 31, 2016 (1) (in thousands of USD except as noted)
		La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$68,057	$124,570	$39,891	$96,284	$75,586	$61,779	$97,388	$563,555
Less gold credit	b1	$(2,929)	$(128,696)	$(10,251)	$(2)	$(897)	$(335)	$(83,992)	$(227,103)
Less zinc credit	b2	(20,636)	—	—	(34,638)	(26,841)	(8,611)	—	(90,726)
Less lead credit	b3	(10,487)	—	—	(18,967)	(5,166)	(795)	—	(35,415)
Less copper credit	b4	—	—	(100)	(24,113)	(33,701)	(2,534)	—	(60,448)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(34,052)	$(128,696)	$(10,351)	$(77,720)	$(66,605)	$(12,275)	$(83,992)	$(413,692)
Cash Costs net of by-product credits	C=(A+B)	$34,004	$(4,126)	$29,539	$18,565	$8,981	$49,504	$13,396	$149,862

Payable ounces of silver (thousand)	D	5,531	3,831	1,844	3,208	2,132	4,143	3,130	23,818

Cash cost per ounce net of by-products	C/D	$6.15	$(1.08)	$16.02	$5.79	$4.21	$11.95	$4.28	$6.29

(1)	Totals may not add due to rounding.

Three months ended December 31, 2015 (1) (in thousands of USD except as noted)
		La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$15,861	$31,089	$13,353	$23,380	$21,143	$14,376	$29,203	148, 405
Less gold credit	b1	$(595)	$(20,095)	$(8,726)	$(24)	$(330)	$(63)	$(22,699)	$(52,531)
Less zinc credit	b2	(3,420)	—	—	(5,299)	(3,664)	(3,006)	—	(15,390)
Less lead credit	b3	(1,956)	—	—	(3,107)	(1,040)	(274)	—	(6,376)
Less copper credit	b4	—	—	(181)	(5,750)	(10,241)	—	—	(16,172)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(5,971)	$(20,095)	$(8,907)	$(14,179)	$(15,275)	$(3,343)	$(22,699)	$(90,469)
Cash Costs net of by-product credits	C=(A+B)	$9,890	$10,995	$4,446	$9,200	$5,868	$11,033	$6,505	$57,936

Payable ounces of silver (thousand)	D	1,359	945	810	810	452	992	1,003	6,371

Cash cost per ounce net of by-products	C/D	$7.28	$11.64	$5.49	$11.35	$12.99	$11.12	$6.48	$9.09

(1)	Totals may not add due to rounding.

Twelve months ended December 31, 2015 (1) (in thousands of USD except as noted)
		La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$61,748	$130,918	$57,178	$93,503	$88,542	$56,262	$115,548	$603,698
Less gold credit	b1	$(2,586)	$(91,551)	$(23,187)	$(174)	$(1,594)	$(241)	$(89,320)	$(208,654)
Less zinc credit	b2	(14,429)	—	—	(21,416)	(17,973)	(10,932)	—	(64,750)
Less lead credit	b3	(7,049)	—	—	(11,586)	(4,261)	(1,173)	—	(24,069)
Less copper credit	b4	—	—	(439)	(27,189)	(40,606)	—	—	(68,233)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(24,064)	$(91,551)	$(23,625)	$(60,365)	$(64,434)	$(12,346)	$(89,320)	$(365,706)
Cash Costs net of by-product credits	C=(A+B)	$37,683	$39,367	$33,553	$33,137	$24,107	$43,916	$26,228	$237,992

Payable ounces of silver (thousand)	D	5,089	4,242	2,941	3,037	1,851	3,796	3,576	24,531

Cash cost per ounce net of by-products	C/D	$7.41	$9.28	$11.41	$10.91	$13.03	$11.57	$7.33	$9.70

(1)	Totals may not add due to rounding.

PAN AMERICAN SILVER CORP. 18

•	Adjusted Earnings and Basic Adjusted Earnings Per Share

Adjusted earnings is a non-GAAP measure that the Company considers to better reflect normalized earnings as it eliminates items that may be volatile from period to period, relating to positions which will settle in future periods, and items that are non-recurring. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and conversely, items no longer applicable may be removed from the calculation. The Company adjusts certain items in the periods that they occurred but does not reverse or otherwise unwind the effect of such items in future periods.
The following table shows a reconciliation of adjusted loss and earnings for the three and twelve months ended December 31, 2016 and 2015, to the net (loss) earnings for each period:

Adjusted Earnings (Loss) Reconciliation

	Three months ended December 31,		Twelve months ended December 31,
	2016	2015(1)	2016	2015(1)
Net earnings (loss) for the period	$22,284	$(136,958)	$101,825	$(231,556)
Adjust derivative gain	—	(4)	—	(278)
Adjust impairment of mineral properties	—	121,512	—	150,268
Adjust write-down of other assets	—	2,678	—	22,812
Adjust unrealized foreign exchange losses (gains)	4,139	(1,319)	5,759	860
Adjust net realizable value of heap inventory	6,619	6,366	(872)	6,401
Adjust unrealized loss on commodity contracts	(435)	2,989	(21)	2,835
Adjust share of loss from associate and dilution gain	(8,484)	—	(7,946)	—
Adjust gain on sale of assets	(157)	(38)	(25,100)	(372)
Adjust for effect of taxes	(2,486)	(10,131)	7,204	(5,172)
Adjust for effect of foreign exchange on taxes on above amounts (1)	6,057	2,220	14,323	12,941
Adjusted loss for the period	$27,537	$(12,685)	$95,172	$(41,261)
Weighted average shares for the period	152,263	151,715	152,118	151,664
Adjusted loss per share for the period	$0.18	$(0.08)	$0.63	$(0.27)

(1)
The impact of unrealized FX changes on deferred income tax balances has been added as a new adjusting item, for comparative purposes 2015 adjusted earning have been recalculated, and are thus different from those originally reported. The effect of this new adjusting item on 2015 annual and fourth quarter adjusted earnings was an increase of $0.11 per share and $0.07 per share, respectively, from those originally reported.

PAN AMERICAN SILVER CORP. 19

Mine Operating Highlights

La Colorada mine

	Three months ended December 31		Twelve months ended December 31
	2016	2015	2016	2015
Tonnes milled - kt	154.6	122.7	528.8	485.4
Average silver grade – grams per tonne	370	401	377	379
Average zinc grade - %	2.79	2.44	2.63	2.20
Average lead grade - %	1.31	1.16	1.31	1.01
Average silver recovery - %	90.5	90.0	90.3	90.1
Average zinc recovery - %	84.5	83.9	82.2	83.6
Average lead recovery - %	86.7	87.6	86.5	86.8
Production:
Silver – koz	1,665	1,423	5,795	5,327
Gold – koz	0.86	0.65	2.93	2.63
Zinc – kt	3.64	2.51	11.40	8.91
Lead – kt	1.76	1.25	6.00	4.26

Cash cost per ounce net of by-products	$4.38	$7.28	$6.15	$7.41

AISCSOS	$5.52	$9.75	$7.49	$9.57

Payable silver sold - koz	1,561	1,263	5,486	5,109

Sustaining capital - (’000s)	$2,229	$2,965	$10,545	$9,869

Dolores mine

	Three months ended December 31,		Twelve months ended December 31,
	2016	2015	2016	2015
Tonnes placed - kt	1,650.5	1,501.3	6,306.5	6,108.9
Average silver grade – grams per tonne	43	36	37	44
Average gold grade – grams per tonne	0.79	0.52	0.75	0.57
Average silver produced to placed ratio - %	39.2	54.2	50.8	49.7
Average gold produced to placed ratio - %	69.1	72.7	67.7	70.9
Production:
Silver – koz	897	947	3,838	4,250
Gold – koz	28.83	18.21	102.76	79.14

Cash cost per ounce net of by-products	$(5.93)	$11.64	$(1.08)	$9.28

AISCSOS	$2.96	$21.55	$8.29	$12.67

Payable silver sold - koz	895	1,048	3,839	4,448

Sustaining capital - (’000s)	$10,772	$10,064	$48,079	$25,162

PAN AMERICAN SILVER CORP. 20

Alamo Dorado mine

	Three months ended December 31,		Twelve months ended December 31,
	2016	2015	2016	2015
Tonnes milled - kt	448.6	455.3	1,833.1	1,798.6
Average silver grade – grams per tonne	40	64	45	62
Average gold grade – grams per tonne	0.14	0.56	0.18	0.39
Average silver recovery - %	65.2	86.0	68.8	82.9
Production:
Silver – koz	401	818	1,864	2,970
Gold – koz	1.41	7.89	8.38	20.34
Copper – tonnes	—	40	30	100

Cash cost per ounce net of by-products	$22.80	$5.49	$16.02	$11.41

AISCSOS	$28.44	$7.93	$14.85	$12.72

Payable silver sold - koz	286	726	1,967	2,944

Sustaining capital - (’000s)	$—	$—	$—	$—

Huaron mine

	Three months ended December 31,		Twelve months ended December 31,
	2016	2015	2016	2015
Tonnes milled - kt	229.9	233.0	904.4	894.5
Average silver grade – grams per tonne	149	161	157	157
Average zinc grade - %	3.12	2.63	3.01	2.41
Average lead grade - %	1.59	1.16	1.51	1.08
Average copper grade - %	0.78	0.94	0.90	0.97
Average silver recovery - %	85.3	82.6	84.1	83.2
Average zinc recovery - %	74.6	65.5	74.3	63.8
Average lead recovery - %	81.4	72.8	79.4	73.1
Average copper recovery - %	72.1	76.9	75.5	78.5
Production:
Silver – koz	935	987	3,812	3,705
Gold – koz	0.20	0.24	0.81	1.05
Zinc – kt	5.31	3.98	19.94	13.55
Lead – kt	2.97	1.96	10.72	6.92
Copper – kt	1.27	1.67	6.07	6.70

Cash cost per ounce net of by-products	$4.54	$11.35	$5.79	$10.91

AISCSOS	$12.62	$18.74	$11.11	$16.89

Payable silver sold – koz	759	774	3,233	3,009

Sustaining capital - (’000s)	$4,355	$4,599	$11,994	$13,610

PAN AMERICAN SILVER CORP. 21

Morococha mine (reflects Pan American's 92.3% interest)

	Three months ended December 31,		Twelve months ended December 31,
	2016	2015	2016	2015
Tonnes milled – kt	164.2	165.6	672.8	637.2
Average silver grade – grams per tonne	126	117	135	124
Average zinc grade - %	2.81	2.83	3.15	2.83
Average lead grade - %	0.71	0.70	0.75	0.71
Average copper grade - %	1.23	1.61	1.44	1.52
Average silver recovery - %	88.6	84.7	88.4	85.2
Average zinc recovery - %	76.2	60.2	73.2	64.1
Average lead recovery - %	62.9	58.1	60.0	59.0
Average copper recovery - %	82.6	86.3	82.6	85.8
Production:
Silver – koz	578	524	2,541	2,165
Gold – koz	0.43	0.78	2.14	3.22
Zinc – kt	3.48	2.76	15.46	11.37
Lead – kt	0.72	0.66	2.94	2.56
Copper – kt	1.60	2.29	7.74	8.16

Cash cost per ounce net of by-products	$5.52	$12.99	$4.21	$13.03

AISCSOS	$15.02	$21.02	$9.32	$19.21

Payable silver sold (100%) - koz	526	483	2,377	1,995

Sustaining capital (100%) - (’000s)	$4,892	$2,516	$10,945	$7,713

San Vicente mine (reflects Pan American's 95% interest)

	Three months ended December 31,		Twelve months ended December 31,
	2016	2015	2016	2015
Tonnes milled – kt	81.5	86.0	338.9	330.8
Average silver grade – grams per tonne	431	428	443	422
Average zinc grade - %	1.41	3.30	2.05	2.65
Average silver recovery - %	93.9	91.2	93.2	92.6
Average zinc recovery - %	64.3	77.8	73.0	77.6
Production:
Silver – koz	1,050	1,081	4,433	4,118
Zinc – kt	0.75	2.22	5.08	6.82
Lead – kt	0.09	0.22	0.59	0.84
Copper – kt	0.23	—	0.55	—

Cash cost per ounce net of by-products	$11.22	$11.12	$11.95	$11.57

AISCSOS	$12.43	$11.00	$14.30	$11.91

Payable silver sold (100%) - koz	1,332	1,448	4,264	4,019

Sustaining capital (100%) - (’000s)	$1,631	$996	$4,963	$3,286

PAN AMERICAN SILVER CORP. 22

Manantial Espejo mine

	Three months ended December 31,		Twelve months ended December 31,
	2016	2015	2016	2015
Tonnes milled - kt	205.0	207.7	753.6	774.9
Average silver grade – grams per tonne	130	164	143	158
Average gold grade – grams per tonne	2.00	3.19	2.94	3.28
Average silver recovery - %	91.1	91.7	90.2	91.6
Average gold recovery - %	92.8	94.6	93.8	95.1
Production:
Silver – koz	779	1,005	3,136	3,583
Gold – koz	12.21	20.46	66.89	77.32

Cash cost per ounce net of by-products	$14.61	$6.48	$4.28	$7.33

AISCSOS	$3.77	$10.96	$(2.08)	$18.81

Payable silver sold - koz	779	978	3,033	3,655

Sustaining capital - (’000s)	$1,097	$2,337	$2,868	$14,061

PAN AMERICAN SILVER CORP. 23